Exhibit 4.02(c)




March 26, 2003


Sbarro, Inc.
401 Broadhollow Road
Melville, NY 11747



RE:      Covenant Violation Waiver and Amendment

Gentlemen:

     You have advised us that Sbarro, Inc. (the "Company") has defaulted in the performance of certain of its obligations to Citibank, N.A., as successor to European American Bank (the "Bank") as specified in that certain Credit Agreement dated September 23, 1999, as amended by a Covenant Violation Waiver and Amendment dated as of March 18, 2002 (collectively, the "Agreement") among the Company, Citibank, N.A., as successor to European American Bank and the lenders party thereto by virtue of the Company having violated subparagraphs
7.13 (a) and (b) of the Agreement by which the Company agreed to maintain (i) a Consolidated EBITDA to Consolidated Interest Expense, as such terms are defined in the Agreement, of not less than 1.9 to 1.0 and (ii) a Consolidated Senior Debt to Consolidated EBITDA, as such terms are defined in the Agreement, of not greater than 4.7 to 1.0 at its fiscal year end December 29, 2002.

     Pursuant to your request, the Bank agrees to waive and amend such requirements but limited to and only as particularly set forth herein.

     The waiver set forth above shall be limited precisely as written and shall not be deemed to (i) be a waiver of any other term or condition of the Agreement or any of the instruments or agreements referred to therein, (ii) be a waiver of the required future compliance with such provisions, or (iii) prejudice any right or rights which the Bank may now have or may have in the future under or in connection with the Agreement.

     Accordingly, the Agreement is hereby amended by deleting subparagraphs 7.13
(a) and (b) in their entirety and substituting in lieu thereof the following:

     "(a) CONSOLIDATED SENIOR DEBT TO CONSOLIDATED EBITDA. Permit the ratio of Consolidated Senior Debt to Consolidated EBITDA as of the end of any fiscal quarter of the Company to be greater than the ratio set forth below opposite the applicable period:

         Period                                      Ratio
         ------                                      -----

December 30, 2002 through December 27, 2003          6.50 : 1.00
December 28, 2003 and at all times thereafter        6.00 : 1.00


     (b) CONSOLIDATED EBITDA TO CONSOLIDATED INTEREST EXPENSE. Permit the ratio of Consolidated EBITDA to Consolidated Interest Expense as of the end of any fiscal quarter of the Company to be less than the ratio set forth below opposite the applicable period:

         Period                                      Ratio
         ------                                      -----

December 30, 2002 through December 27, 2003          1.40 : 1.00
December 28, 2003 and at all times thereafter        1.50 : 1.00"

     The Company represents and warrants to the Bank that (i) the representations and warranties set forth in Article IV of the Agreement are true and correct on the date hereof as if made on the date hereof and (ii) except as otherwise specified above, no Event of Default, as described in the Agreement, has occurred and is continuing.

     Except as amended or waived hereby, all other terms and conditions of the Agreement shall remain unchanged and continue in full force and effect.

     The Company shall pay to the Bank upon the execution hereof a waiver and amendment fee in the amount of $20,000.

     If the foregoing accurately represents the understanding reached between the Company and the Bank, please execute and return to the undersigned the attached copy of this letter together with the waiver and amendment fee by April 4, 2003.

Very truly yours,


CITIBANK, N.A.


By: /s/ Stuart N. Berman
--------------------------
Stuart N. Berman
Vice President


SBARRO, INC.


By: /s/ Mario Sbarro
---------------------
Mario Sbarro
President